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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69416

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/23/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marble Two Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 Wilshire Blvd., Suite 1230
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vijay A. Chevli — 310 453-5706
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Vijay A. Chevli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marble Two Capital, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

PRESIDENT & MANAGING PRINCIPAL

Title

2/23/16

Notary Public


BRAD BEILINSON
COMM. #1975883
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. May 19, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARBLE TWO CAPITAL, LLC

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE PERIOD FROM JUNE 23, 2015 TO DECEMBER 31, 2015

MARBLE TWO CAPITAL, LLC

CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF INCOME (LOSS)	3
STATEMENT OF CHANGES IN MEMBER'S EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6 - 7
SUPPORTING SCHEDULES	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11 - 12
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	13
Schedule III: Information Relating to Possession or Control Requirements under Rule 15c3-3	14
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE EXEMPTION REPORT	15
EXEMPTION REPORT	16

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Marble Two Capital, LLC
Los Angeles, CA 90025

I have audited the accompanying statement of financial condition of Marble Two Capital, LLC (the "Company"), a Delaware corporation, as of December 31, 2015 and the related statements of income (loss), changes in member's equity, and changes in cash flows for the period June 23, 2015 to December 31, 2015 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2015, and the results of its operations and its cash flows for the period June 23, 2015 to December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 20, 2016

MARBLE TWO CAPITAL, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	15,750
Other assets		90
Total Assets	$	15,840

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$	2,000
Member's equity		13,840
Total Liabilities and Member's Equity	$	15,840

The accompanying notes are an integral part of these financial statements.

MARBLE TWO CAPITAL, LLC
Statement of Income (Loss)
June 23, 2015 to December 31, 2015

Revenues		
Other revenue	$	0
Expenses		
Regulatory fees and expenses		2,995
Professional fees		2,000
Other expenses		7,291
Total expenses		12,286
Net loss before income taxes	$	(12,286)
Income tax provision		0
Net loss	$	(12,286)

The accompanying notes are an integral part of these financial statements.

MARBLE TWO CAPITAL, LLC
Statement of Changes in Member's Equity
June 23, 2015 to December 31, 2015

Balance at June 23, 2015	$ 26,126
Net loss	(12,286)
Capital contributions	0
Balance at December 31, 2015	$ 13,840

The accompanying notes are an integral part of these financial statements.

MARBLE TWO CAPITAL, LLC
Statement of Cash Flows
June 23, 2015 to December 31, 2015

Cash flows from operating activities	
Net loss	$ (12,286)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
(Increase) decrease in other assets	(90)
(Decrease) increase in liabilities	2,000
Net cash provided (used) by operating activities	(10,376)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase (decrease) in cash	(10,376)
Cash at beginning of year	26,126
Cash at end of year	$ 15,750

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

MARBLE TWO CAPITAL, LLC
Notes to Financial Statements
December 31, 2015

Note 1 - Summary of Significant Accounting Policies

Business Operations

Marble Two Capital, LLC (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). Pursuant to NASD Rule 1014, the Company's New Member Application was granted by FINRA on June 23, 2015. The Company operates as a Delaware Limited Liability Company. Its members have limited personal liability for obligations or debts of the entity. The Company was organized in April 2012 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company's customers are located throughout the United States.

Commission Income

Commission income related to the capital raising efforts for private and accredited clients is recognized when earned.

Receivable from Commissions

Commissions receivable are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income Taxes

The Company is not subject to federal income taxes; the individual members are required to report their distributive share of the Company's realized income, gain, loss, deductions, or credits on their individual income tax returns. The State of California has similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

MARBLE TWO CAPITAL, LLC
Notes to Financial Statements
December 31, 2015

Note 2 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2015, the Company had net capital of $13,750 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1.0. The Securities and Exchange Commission permits a ratio of no greater than 15.0 to 1.0.

Capital distributions to members can be made under a capital distribution policy approved by the Company's managing member. Periodic distributions approved by the Company's managing member are made to enable members to pay federal income taxes on profits, among other purposes.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Commitments and Contingencies

None.

Note 6 - Related Party Transactions

The Company and an affiliate (the "Affiliate") are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous. During the period from June 23, 2015 to December 31, 2015, the Affiliate provided office space and other expenses to the Company under an expense sharing agreement. During the period from June 23, 2015 to December 31, 2015, the Company paid $2,790 to the affiliate under this agreement. At December 31, 2015 the Company had a $0 payable to the affiliate.

Expenses

Legal and Professional	$ 300
Marketing and Entertainment	600
Office and Administrative	690
Rent Expense	1,200
	$2,790

Note 7 - Subsequent Event

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through February 20, 2016, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2015

Schedule I

MARBLE TWO CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 13,840
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	13,840
Deductions and/or charges –	
Non-allowable assets:	
Other assets	(90)
Net capital before haircuts on securities positions	13,750
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 13,750

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 2,000
Total aggregate indebtedness	2,000

Schedule I (Continued)

MARBLE TWO CAPITAL, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 134
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 8,750
Excess net capital at 120%	$ 10,500
Ratio: Aggregate indebtedness to net capital	0.15 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

Reconciliation of differences in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's (unaudited) FOCUS Part IIA	$ 15,750
Adjustments:	
Increase in accrued expenses	(2,000)
Net Capital per audited report	$ 13,750

Schedule II

MARBLE TWO CAPITAL, LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to Marble Two Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 under section (k)(2)(i).

Schedule III

MARBLE TWO CAPITAL, LLC
Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to Marble Two Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 under section (k)(2)(i).

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Member
of Marble Two Capital, LLC

I have reviewed management's statements, included in the accompanying Marble Two Capital, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions from June 23, 2015 to December 31, 2015 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Elizabeth Tractenberg, CPA
Rockin, CA
February 20, 2016

MARBLE TWO CAPITAL, LLC
Exemption Report Pursuant to Amendments to Rule 17a-5:
Reports to be Made by Certain Brokers & Dealers

To the best knowledge and belief of Marble Two Capital, LLC, the firm is exempt from Customer Protection Rule 15c3-3 and has been exempt throughout the period from June 23, 2015 to December 31, 2015.

The firm claims an exemption from Rule 15c3-3 under the provision in paragraph (k)(2)(i) (Special Account for the Exclusive Benefit of Customers will be maintained as warranted).

The firm has met the identified exemption provision throughout the most recent fiscal year without exception.



Vijay A. Chevli, Chief Executive Officer
Marble Two Capital, LLC

February 17, 2016